FEE WAIVER AGREEMENT

THIS FEE WAIVER AGREEMENT (the “Agreement”) is signed as of June 1, 2004 by Fund Asset Management, L.P. (the “Manager”) and Master Focus Twenty Trust (the “Trust”).

WHEREAS, the Manager has entered into a Management Agreement, dated December 21, 1999 and amended as of January 17, 2001, with the Trust whereby the Manager provides certain management and investment advisory services to the Trust;

WHEREAS, the Manager desires to waive a portion of its fees;

WHEREAS, the Manager understands and intends that the Trust will rely on this Agreement in preparing a registration statement on Form N-1A and in accruing the expenses of the Trust for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so; and

WHEREAS, the shareholders of the Trust will benefit from the ongoing waivers by incurring lower Trust operating expenses than they would absent such waivers.

NOW, THEREFORE, the Manager agrees to waive 0.05% of its 0.60% investment advisory fee, thereby reducing the investment advisory fee to 0.55% of the Trust’s average daily net assets for the period of this Agreement.

This contractual fee waiver shall be effective through March 31, 2005 and for annual periods thereafter unless the Manager shall notify the Trust of the termination of the contractual fee waiver not less than 30 days prior to the end of the then annual period.

IN WITNESS WHEREOF, the Manager and the Trust have agreed to this Fee Waiver Agreement as of the day and year first above written.

FUND ASSET MANAGEMENT, L.P.

By:	/s/ Donald C. Burke
Name:	Donald C. Burke
Title:	First Vice President and Treasurer

MASTER FOCUS TWENTY TRUST

By:	/s/ Terry K. Glenn
Name:	Terry K. Glenn
Title:	President